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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52081

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Incapital LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Wacker Drive, Suite 3700
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Belka **312-379-3700**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 N. Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Tom Belka, affirm that, to the best of my knowledge and belief, the statement of financial condition pertaining to Incapital LLC (the "Company"), as of December 31, 2016, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature



Date

Title: Chief Financial Officer



Notary Public



Date


OFFICIAL SEAL
PATRICIA E ALLEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/19/18

INCAPITAL LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



Report of Independent Registered Public Accounting Firm

To the Management of Incapital LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Incapital LLC (the "Company") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of this financial statement provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2017

INCAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash	$ 678,530
Restricted cash	1,297,071
Securities owned — at fair value	288,302,780
Securities purchased under agreements to resell	21,248,107
Receivable from broker dealers	3,709,407
Other assets	1,787,782
Total assets	$ 317,023,677

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to Parent	$ 853,068
Payable to broker dealers	28,715,812
Securities sold, not yet purchased — at fair value	158,230,571
Securities sold under agreements to repurchase	78,814,737
Other liabilities	7,845,989
Total liabilities	274,460,177
MEMBER'S EQUITY	42,563,500
Total liabilities and member's equity	$ 317,023,677

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Incapital LLC (the "Company"), an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company engages in the underwriting and trading of debt and preferred equity securities. In addition, the Company sponsored and distributed various Incapital series of unit investment trusts (UIT), prior to the sale of its UIT division, see Note 6.

The Company is a wholly owned subsidiary of Incapital Holdings LLC (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned and securities sold, not yet purchased, consist of securities underwritten by the Company or purchased in the secondary market. They are reported in the Statement of Financial Condition at fair value based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include US Treasury rates, swaps, swaption volatility quotes, credit spreads, and observable trades from both the Trade Reporting and Compliance Engine developed by FINRA and dealers.

Derivative Financial Instruments — Derivative financial instruments ("Derivatives") used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, and certain options are based on quoted market prices.

Resale and Repurchase Agreements — Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a fair value approximately equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. The Company may also be required by counterparties to deposit additional collateral on a daily basis on sales of securities under agreements to repurchase.

Income Taxes — The Company is treated as a partnership for U.S. tax purposes. A partnership is not liable for income taxes as each partner recognizes his or her proportionate share of the partnership income in his or her tax return. Therefore, no provision for income taxes is included in the Company's financial statements. ASC No. 740, *Income Taxes*, requires the Company to determine whether a tax position has a greater than fifty percent likelihood of being realized upon settlement with the applicable taxing authority, which could result in the Company recording a tax liability. The Company does not have any significant uncertain tax positions as of December 31, 2016 and is not aware of any tax positions that will significantly change during the next twelve months. The tax information for the year ending December 31, 2013 remain open to examination by federal authorities under the statute of limitations. The years open to examination by state and other local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed.

3. NEW ACCOUNTING PRONOUNCEMENTS

Leases

In February 2016, the FASB issued an accounting standard update ("ASU") which requires lessees to recognize a right-to-use asset and a lease obligation for all leases. Lessees are permitted to make an accounting policy election to not recognize an asset and liability for leases with a term of twelve months or less. Additional qualitative and quantitative disclosures, including significant judgments made by management, will be required. The guidance is effective for reporting periods beginning after December 15, 2018 and early adoption is permitted under a modified retrospective approach. The Company is evaluating the impact of this ASU on its Financial Statements.

4. FAIR VALUE MEASUREMENTS

Securities owned and securities sold, not yet purchased, as of December 31, 2016, are as follows:

	Owned	Sold, Not Yet Purchased
Level 1		
Preferred equity securities	$ 5,299,865	$ 4,551,426
Futures contracts	15,510 *	-
Total Level 1	5,315,375	4,551,426
Level 2		
Corporate debt securities	16,513,674	2,278,549
U.S. Treasuries	605,496	24,874,495
Agency securities	103,081,714	-
Mortgage backed securities	157,517,264	126,526,101
Brokered certificates of deposit	5,284,768	-
Total Level 2	283,002,916	153,679,145
Level 3	-	-
Total	$ 288,318,291	$ 158,230,571

*Included in receivable from broker dealers on the Statement of Financial Condition.

The Company held no Level 3 securities during the year ended December 31, 2016. There were no transfers between the fair value hierarchy levels during the year ended December 31, 2016.

ASC 820-10, *Fair Value Measurements and* Disclosures which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820-10 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820-10 establishes a fair value hierarchy. The three levels of the fair value hierarchy are described below:

- *Level 1* — Quoted prices in active markets for identical securities.
- *Level 2* — Other significant observable inputs other than quoted prices in active markets (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

- *Level 3* — Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The following is a description of the valuation methodologies used for securities measured at fair value, based on the Statement of Financial Condition classification.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Company's security positions as of December 31, 2016 were as follows:

- *Preferred equity securities and futures* — Based on quoted market prices in active markets.
- *Corporate debt, U.S. Treasuries and Agency securities* — Based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include US Treasury rates, swaps, swaption volatility quotes, credit spreads, and observable trades from both the Trade Reporting and Compliance Engine developed by FINRA and dealers.
- *Mortgage backed securities* — Based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include U.S. Treasury rates, To-Be-Announced mortgage pool prices, credit spreads, and prepayment forecasts.
- *Brokered certificates of deposit* — Based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include U.S. Treasury rates, and credit spreads.

5. MANAGEMENT FEES

The Company has entered into a management agreement (the "Agreement") with the Parent, whereby the Parent provides the Company with administrative services and office facilities in exchange for a management fee determined in accordance with the terms of the Agreement. As of December 31, 2016, $853,068 was unpaid at year-end and is included in payable to Parent on the Statement of Financial Condition.

The Company has entered into management agreements (the "Affiliate Agreements") with two affiliate companies, whereby all the affiliates are wholly owned subsidiaries of the Parent. The Company provides the affiliates with administrative and management services in exchange for a management fee determined in accordance with the terms of the Affiliate Agreements. As of December 31, 2016, $60,398 was not received at year-end and is included in other assets on the Statement of Financial Condition.

6. OFF-BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options on futures contracts. These derivative financial instruments are used to manage market risks. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. Derivative transactions are entered into to hedge other positions or transactions.

Futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. Options on futures contracts are contracts that allow the owner of the option to purchase or sell the underlying futures contract at a specified price and within a specified period of time. Both futures contracts and options on futures contracts are executed on an exchange. The credit risk of exchange-traded financial instruments is reduced by the regulatory requirements of the individual exchanges. Cash settlement on

futures contracts is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions. At December 31, 2016, the Company had a notional amount of $61,500,000 outstanding in derivative contracts, composed of 602 longinterest rate futures contracts, which had a fair value of $15,510 and is included in receivables from broker dealers on the Statement of Financial Condition. Futures are recorded at fair value, which represents the difference between the contract price at the trade date and the closing price on the valuation date as reported on the exchange on which the futures contracts are traded. Futures contracts are classified as Level 1 within the fair value hierarchy.

The Company has sold securities that it does not currently own and is, therefore, obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at December 31, 2016 at the fair values of the related securities.

The Company finances a significant portion of its securities transactions. Financing risks include the exposure the Company has to margin requirements in place with clearing brokers and counterparties, and the risk that ongoing financing arrangements may not be available in the future at rates which are desirable to the Company. Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties.

7. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $250,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At December 31, 2016, the Company had net capital, as defined, of $24,358,889, which was $23,771,427 in excess of its required net capital of $587,462. The Company's ratio of aggregate indebtedness to net capital was 0.36 to 1.

As an introducing broker-dealer, the Company does not take possession or control of cash or securities for customers and, therefore, claims exemption from the possession or control and reserve requirements based on Rule 15c3-3(k)(2)(ii) under the Securities Exchange Act of 1934.

8. RELATED PARTIES

One of the Company's corporate issuers is a unit holder of the Parent.

The Company entered into a $10,000,000 revolving loan agreement on August 1, 2013 with its Parent with a maturity date of July 31, 2018. The loan bears interest at the three-month Libor rate plus 100 basis points (2.0% at December 31, 2016). All accrued interest on the loan is due July 31 of each year until maturity or until paid in full. As of December 31, 2016, there were no amounts outstanding related to this loan agreement.

9. EMPLOYEE COMPENSATION AND BENEFITS

In April 2009, the Parent adopted the Incapital Holdings LLC Equity Incentive Plan (the "Plan"). The Plan provides the grant of equity-based awards in the form of restricted share units, options, or bonus shares of the Parent (collectively, "the Awards") to employees of the Company. The total number of shares authorized under the Plan is 1,250,000. The Plan is administered by the Parent's Compensation Committee (the "Committee"). The Committee has the authority and discretion to determine the extent and terms (including vesting) of the Awards granted, as well as those eligible to receive the Awards.

Under the Plan, the Company is allowed to pay bonus compensation in shares of the Parent.

10. COLLATERAL

Securities purchased under agreements to resell and securities sold under agreements to repurchase result from transactions with other brokers and dealers. These are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received. Securities purchased under agreements to resell transactions require the Company to deposit cash or other collateral with the lender. As of December 31, 2016, the Company advanced $21,248,107 of cash collateral with other brokers and dealers and received U.S. Treasury Securities with a market value of approximately $20,193,984 related to those transactions. Securities sold under agreement to repurchase transactions require the borrower to deposit cash or other collateral with the Company. As of December 31, 2016, the Company received $78,814,737 of cash collateral from security borrowers and loaned securities with a market value of $83,652,726 related to those transactions. The Company monitors the market value of securities sold under agreements to repurchase and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on securities purchased under agreements to resell and securities sold under agreement to repurchase and the related amounts are included in other assets or liabilities in the Statement of Financial Condition.

The following tables present, as of December 31, 2016, the gross liability for securities sold under repurchase agreements disaggregated by classes of collateral pledged and by remaining contractual maturity of the agreements.

Collateral	**Repurchase Agreements**
U.S. Treasuries	$ 3,102,615
U.S. Government Agencies	75,712,122
Total	$ 78,814,737

Contractual Maturity

	Overnight and Open	**Up to 30 days**	**30-90 days**	**Greater than 90 days**	**Total**
Repurchase Agreements	$78,814,737	$ -	$ -	$ -	$78,814,737

The following table presents the gross and net repurchase agreements and futures contracts and the related offsetting amounts.

Offsetting of Financial Liabilities and Derivative Liabilities

	Gross amounts of recognized liabilities	Gross amounts offset in the statement of financial condition	Net amounts of assets presented in the statement of financial condition	Gross amounts not offset in the statement of financial condition	Net amount
Futures contracts	$ 15,510	$ -	$ 15,510	$ 15,510	$ -
Repurchase agreements	$ 78,814,737	$ -	$ 78,814,737	$ 78,814,737	$ -
Total	$ 78,830,247	$ -	$ 78,830,247	$ 78,830,247	$ -

Offsetting of Financial Liabilities

	Gross amounts of recognized liabilities	Gross amounts offset in the statement of financial condition	Net amounts of assets presented in the statement of financial condition	Gross amounts not offset in the statement of financial condition	Net amount
Reverse Repurchase agreements	$ 21,248,107	$ -	$ 21,248,107	$ 21,248,107	$ -

11. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is involved in legal, regulatory and arbitration proceedings, including class actions, primarily concerning matters arising in connection with the conduct of its broker dealer activities. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, heightened and sustained volatility in the financial markets, and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

12. SUBSEQUENT EVENTS

As of the date of the financial statements, the Company has tentatively scheduled a capital withdrawal to the Parent of $2,000,000. No other events requiring disclosure or recognition were identified.

* * * *